Mail Stop 6010							April 12, 2006

Kathleen E. Shannon, Esquire
Senior Vice President and Deputy General Counsel
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re:	American International Group, Inc.
	Form S-1 registration statement filed March 17, 2006
	File No. 333-132561

	Form 10-K for the year ended December 31, 2005
	File No. 1-8787

 Dear Ms. Shannon:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not exhaustive lists. If our comments are applicable to portions of the filing that we have not cited as examples, make the appropriate changes in accordance with our comments.
2. In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

AIG, page 1

3.  Please expand the discussion to provide more detailed
background
and identifying   information concerning Starr and SICO and their
relationship with AIG.

The downgrades in AIG`s credit ratings...., page 2

4. Please expand the discussion to put the respective ratings designations in context, e.g. fourth highest of twelve ratings. In addition, please define the terms negative ratings outlook and ratings watch negative or negative watch the first time you use these terms.

5. We note your reference to actions taken by the major rating agencies from March through June 2005. Please discuss if the company has received any communications from these major rating agencies related to whether you or your subsidiaries may be downgraded further or placed on a credit watch for possible downgrading.

Downgrades in AIG`s debt ratings will adversely affect AIG`s results of operations, page 2

     6.   Please expand the discussion to quantify how the
downgrades
have affected and may affect   your results of operations.  For
example, to the extent practicable, quantify the increase in borrowing costs as a result of the downgrades.

7. Please disclose the extent to which your contracts allow clients to terminate if your ratings are downgraded by one or more rating agencies. The discussion should indicate the rough percentage of your contracts that include such provisions and the level to which the ratings must fall before the customer is permitted to cancel the contract.


Form 10-K for the year ended December 31, 2005

Business

The Restatements, page 3

8. In your Form 10-K/A for 2004 filed on March 16, 2006 you indicate that your second restatement consisted of initial adjustments that were reflected in your September 30, 2005 Form 10-Q and additional adjustments that are reflected in the 2004 Form 10-K/A. It appears from your disclosures on pages 23 through 33 of your 2004 Form 10-K/A that many of the additional adjustments are of the same magnitude, if not greater, than your initial adjustments. However, it appears that you only filed a single Item 4.02 Form 8-K related to the initial adjustments on November 8, 2005. Please explain to us why you apparently did not file a second Item 4.02 Form
8-K related to your additional adjustments. In your response, please tell us your consideration of Question 1 in our Current Report on Form 8-K FAQ dated November 23, 2004.

Management`s Discussion and Analysis

Overview of Operations and Business Results

General Insurance, page 27

9. Please tell us and revise your disclosure here and on page 31 to clarify how changes in estimates related to the remediation of your material weakness in control over certain balance sheet reconciliations negatively impact your operating results in 2005. Please tell us and disclose the dollar impact of these estimate changes. In addition, please explain why these estimates were not apparently corrected in your restatements or whether you underestimated accruals for remediation efforts undertaken in 2004.

Operating Review

General Insurance Operations, page 30
10. You disclose a non-GAAP measure, underwriting profit (loss), that
is not a segment reporting measure under SFAS 131 as it cannot be used by your chief operating decision maker to allocate resources across all your segments. In addition, we do not believe that your disclosure of underwriting profit (loss) complies with Item 10(e)
of
Regulation S-K.  Although you disclose why you believe this
measure
is useful to investors, we believe that you did not adequately describe the benefits this measure provides to the reader that they would be unable to obtain from a discussion of the corresponding
GAAP
measure.  Additionally, you do not disclose with the same
prominence
the most comparable GAAP measure with a reconciliation to that
GAAP
measure. In addition, it appears that underwriting profit (loss) eliminates certain recurring items such as realized gains (losses) which is precluded under Item 10(e)(1)(ii)(B) of Regulation S-K. Please refer to Questions 8, 9, and 21 of "Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures."   Please revise
your filing to remove this measure here, in business on page 4 and in your segment financial statement disclosure in Note 2(b) on page 91, or tell us in detail how this measure complies with the guidance referred to above.








Reinsurance, page 33

11. You disclose that you had no significant reinsurance recoverables due from any individual reinsurer that was financially troubled. Please revise your disclosure to elaborate on the concentration of credit risk inherent in your reinsurance recoverables. In this regard, please disclose the identity of your principal reinsurers, their A.M. Best rating, the amount of reinsurance recoverables from each company and the related security or collateral.

Reserve for Losses and Loss Expenses, page 34

12. You disclose the name of an independent actuary used to assess the adequacy of your recorded insurance reserves. Your discussion throughout your filing of the use of this firm equates to the use of an expert. Please revise your filing to delete the reference of the use of an independent actuary or provide the consent of the expert when required by Rule 601 of Regulation S-K. If you continue to refer to the use of this firm, please include this expert in your disclosure on page 15 of your pending S-1 registration statement.


Results of 2005 Reserving Process, page 35

13. Please revise your disclosure to refine your discussion of prior year loss development and the impact on your reserves for each of the three years presented. In this regard, please specifically address the significant deficiencies for 1999 through 2003 identified in your
10-year loss table on page 8 and the corrective measures you took to adjust your reserving process in each of the last three years.

14. Please revise your disclosure regarding D&O and related management liability classes of business and excess casualty insurance to clarify which major line of business, as disclosed in the table on page 34, contain these classes.

15. Please revise your disclosure regarding excess workers compensation insurance to clarify whether the study conducted for your 2005 year-end reserve analysis resulted in any adjustment to the key assumptions used in your reserve estimate.

Volatility of Reserve Estimates and Sensitivity Analyses, page 38

16. If true, please revise your disclosure regarding the five percent changes in both loss cost trends and loss development factors to indicate that they represent your reasonably likely changes in reserve amounts. Otherwise, please revise your disclosure to indicate the reasonably likely changes in your key assumptions and the impact on your reserve amounts. In this regard, for example, your disclosure that it would not be uncommon for the loss development factors for excess workers compensation claims to deviate by greater than five percent appears to indicate that this threshold does not represent your reasonably likely change.

Asbestos and Environmental Reserves, page 40

17. Please revise your disclosure to clarify why you recorded an
$843
million increase in net asbestos reserves during the fourth quarter of 2005 when it appears that your detailed analyses indicated a reserve deficiency of only $265 million.

Insurance and Asset Management Invested Assets, page 48

18. Please revise your disclosure to reconcile the amounts of invested assets in the table on page 49 to those disclosed on your balance sheet.

Financial Services Results, page 54

19. Please revise your filing to disclose the nature of the material hedging transactions that resulted within the Capital Markets in a fluctuation from $(1.1) billion in 2003 to $2.01 billion in 2005 as briefly mentioned in footnote (a) to the table of Financial
Services
operations and in other parts of your document.

Capital Resources, page 58

Contractual Obligations and Other Commercial Commitments, page 61

20. In footnote (c) to your contractual obligations table you indicate that you exclude liabilities for future policy benefits and policyholder contract deposits because the timing of payment of these liabilities is not reasonably fixed and determinable. Although we acknowledge that the specific dates of payment may not be known, we do not understand why reasonable estimates of the timing of payments cannot be made when enough information is available to reasonably estimate the obligation. Please revise your obligations table to reflect the estimated timing of payment of these obligations or tell us in great detail why you cannot reasonably estimate the timing of payments and how this inability to reasonably estimate the timing affects your estimate of the obligation recorded in your 2005 financial statements. Additionally, please disclose a reconciliation between the amounts disclosed within the table to the amounts recorded in your 2005 financial statement.









Financial Statements, page 69

Note 2: Segment Information, page 88

21. Please revise your filing to disclose your revenue from each of your major product or service lines as required by paragraph 37 of SFAS 131. Otherwise, please tell us where this information is disclosed in your filing.

Schedules, page 163

22. Please revise your filing to include Schedules V regarding valuation and qualifying accounts and VI regarding supplemental information concerning property-casualty insurance operations as required by Rule 7-05(c) of Regulation S-X. Otherwise, please explain to us where this information is disclosed or why you believe it is not required.


General

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.
      You may contact Mark Brunhofer at (202) 551-3638 or Kevin Woody at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug at
(202) 551-3862 or me at (202) 551-3715 with any other questions.
      Sincerely,




      Jeffrey Riedler
   Assistant Director


     cc:  Ann Bailen Fisher, Esq.
	Robert W. Reeder, III, Esq.
	Robert S. Risoleo, Esq.
	Sullivan & Cromwell LLP
	125 Broad Street
	New York, New York 10004





Kathleen E. Shannon, Esquire
American International Group, Inc.
April 12, 2006
Page 7